Noble House Entertainment Inc.

FOR IMMEDIATE RELEASE

NOBLE HOUSE AGREES TO PRIVATE PLACEMENT AND APPOINTS NEW CEO AND DIRECTORS

TORONTO, ON – June 21, 2006:  Noble House Entertainment Inc. (OTCBB: NHSEF)  (“Noble House”) is pleased to announce the following;

Further to a press release of April 24, 2006, Noble House is pleased to announce that it agreed to a Private Placement of 3.08 million units (for proceeds of US $1.54 million). Each unit is priced at US $0.50 and is comprised of one Noble House common share and a 1/2 common share purchase warrant.  One whole warrant is convertible into one Noble House common share at a conversion price of USD 0.50 within two years of issuance.  All proceeds of the placement will be used for working capital and general corporate use.  Mr. Gregg Goldstein, a Boston based private investor, has subscribed for 2.8 Million units and has joined the board of directors and became CEO and Chairman of the company effective June 13, 2006.  Mr. Damian Lee resigned in his capacity as CEO and Chairman effective the same date, to focus full time on the production of feature films for Noble House.  Joanne Butterfield Douglas, a Bermuda based financial consultant, also joined the board as an independent director effective June 13, 2006

Mr. Goldstein, BS, MS, has over twenty years experience in Investment Banking, Finance and Accounting.   He is a graduate of the MIT Sloan School of Management and began his career at Coopers & Lybrand, Public Accountants. For the last five years, Mr. Goldstein has been a private investor. Prior to that, Mr. Goldstein was a managing director in the Investment Banking Division - Capital Markets of UBS (AG), where he headed and managed sales and structuring in the Interest Rate Derivative and Structured Products areas.  In this capacity, Mr. Goldstein and his teams advised and traded with Hedge Funds, Mutual Funds, Pension Funds, and Governments around the world.

Mr. Damian Lee commented, "We are very pleased to welcome Mr. Gregg Goldstein as new CEO and Chairman of the Noble House. His strong background in finance and management will allow our company to grow to the next stage.  It will also allow me and my team to focus all of our energies on the production of quality content for both film and television.  This is a tremendous milestone.  I look forward building a great entertainment company with Gregg”.

Mr. Goldstein stated “I am very excited at becoming Chairman and CEO of a company with such potential during a period that is experiencing major growth in the area of independent film production.  Noble House has an exciting existing slate of films ready for production and a large pipeline of projects in the works.  I look forward to helping Noble House build revenues and profits while becoming a major player in the industry”.

About Noble House

Noble House Entertainment Inc. (NHE), a film and television production and distribution company, develops highly commercial and artistic projects that are international in both scope and content.  In-house creative capabilities continuously provide the company with a pipeline of quality intellectual properties.  Strong industry relations form the foundation for co-production ventures.  NHE facilitates industry financing, production and distribution of its projects.

For more information, please contact Jeffrey Robinson for investor relations or Lowell Conn for production and distribution at 416-203-2996 or visit www.nhentertainment.com.

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.